Exhibit 99.1

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Heartland Financial USA, Inc.
Employee Stock Purchase Plan:

We have audited the accompanying statements of financial condition of the Heartland Financial USA, Inc. Employee Stock Purchase Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of income and changes in plan equity for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heartland Financial USA, Inc. Employee Stock Purchase Plan as of December 31, 2004 and 2003, and the changes in its plan equity for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Des Moines, Iowa
March 21, 2005

HEARTLAND FINANCIAL USA, INC.
EMPLOYEE STOCK PURCHASE PLAN

Statements of Financial Condition
December 31, 2004 and 2003

	2004	2003
Assets:
Cash	$464,087	$560,949

Liabilities
Due to employees	$14,298	$2,319
Plan equity	449,789	558,630

Total liabilities and plan equity	$464,087	$560,949

Statements of Income and Changes in Plan Equity
For the years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Contributions from employees	$527,737	$580,643	$340,503
Refund of employee contributions	(79,175)	(23,209)	(38,003)
Stock purchases distributed to employees	(557,403)	(304,013)	(163,704)
Plan equity at beginning of year	558,630	305,209	166,413
Plan equity at end of year	$449,789	$558,630	$305,209

See accompanying note to financial statements

HEARTLAND FINANCIAL USA, INC.
EMPLOYEE STOCK PURCHASE PLAN

Note to Financial Statements

December 31, 2004 and 2003

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Heartland Financial USA, Inc. Employee Stock Purchase Plan (the Plan) was approved by the stockholders of Heartland Financial USA, Inc. (the Company) in May of 1996 and commenced operations on July 1, 1996.

The accompanying financial statements of the Plan have been prepared on the accrual basis.

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. In preparing such financial statements, the plan administrator is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the statement of financial condition, and revenues and expenses for the period. Actual results could differ significantly from those estimates.

(b) Description of the Plan

The Plan, which is authorized to make available up to 600,000 shares of the Company’s stock for sale to employees, is sponsored by the Company and has one entry date per year, the first day of a Plan year. Employees of the Company or its subsidiaries, following the year in which the Company employs them, are eligible to participate in the Plan on the next entry date. Eligible employees can contribute up to 15% of their salary, on an after-tax basis, to be applied to the purchase of common stock of the Company, up to a maximum of 1,500 shares per year. The Compensation Committee of the Board of Directors of the Company establishes the price of the stock. The price cannot be less than 85% of the fair market value of the stock on the first day of the Plan year. The Plan does not allow an employee to purchase fractional shares and, as a result, such monies are refundable to the employee. Participating employees whose employment is terminated for any reason during a Plan year will have their contributions refunded to them. Participant employees are permitted to have their contributions refunded to them at any time during the year. Participants should refer to the Plan Agreement for more complete information.

For the year ended December 31, 2004, the Company established a price of 100% of the fair market value as determined by averaging the closing price on each of the last five trading days in 2003, which was $19.20 per share. Subsequent to December 31, 2004, 23,308 shares of common stock of the Company were purchased at a total cost of $447,513 by the Plan and distributed to 237 employees.

For the year ended December 31, 2003, the Company established a price of 100% of the fair market value as determined by averaging the closing price on each of the last five trading days in 2002, which was $11.40 per share. Subsequent to December 31, 2003, 48,895 shares of common stock of the Company were purchased at a total cost of $557,403 by the Plan and distributed to 219 employees.

For the year ended December 31, 2002, the Company established a price of 100% of the fair market value as determined by averaging the closing price on each of the last five trading days in 2001, which was $8.53 per share. Subsequent to December 31, 2002, 35,626 shares of common stock of the Company were purchased at a total cost of $304,013 by the Plan and distributed to 180 employees.

(c) Plan Administration

The Plan is administered by the Company. The cash held by the Plan is deposited in an account at Dubuque Bank and Trust Company, a subsidiary of the Company. In addition, the Company pays for administration costs.

(d) Income Taxes

The Plan is a nonqualified plan under Section 423 of the Internal Revenue Code of 1986, as amended, and, as such, there are no tax consequences to the Plan.

Upon disposition of stock, the employee will be taxed on any difference between the price established by the Compensation Committee and the market price at the establishment date and any appreciation of the stock.

(e) Reclassifications

Certain amounts in the 2003 and 2002 Statements of Income and Changes in Plan Equity have been reclassified to conform to the presentation used in the 2004 financial statements.